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                                                                 Exhibit (a)(13)


Metromail Amends 14D-9

LOMBARD, Ill., March 23--Metromail Corporation (NYSE: ML), today made amendments to Metromail's Schedule 14D-9 solicitation/Recommendation Statement related to the previously announced merger agreement between Metromail (the Company) and The Great Universal Stores P.L.C. (GUS) (the Parent) pursuant to which GUS commenced a tender offer on March 16, 1998 to acquire all of the outstanding shares of Metromail stock for a net price of $31.50 per Share in cash. The amendment includes the following statements.

As of the March 12, 1998 Board meeting, the Company had eight indications of interest in acquiring the Company from parties or groups other than Parent and Purchaser. Such indications of interest were communicated to the Board at or prior to such meeting and discussed at such meeting. One (whose range went as high as $35 per Share) proposed a stock for stock pooling of interests transaction. Because such transaction could not have been initiated until the summer of 1998 for accounting reasons, such party had not conducted due diligence. The remaining seven had indicated interest in a cash transaction, with initial indications of price ranging from $23.70 - $34 per Share. However, based on discussions with such parties prior to the March 12 Board Meeting, Lehman Brothers reported at such meeting that none of the seven (including the five who had interviewed management and conducted due diligence) appeared reasonably likely and currently able to make a firm offer at a price above $31.50 per Share.

One of the seven was American Business Information, Inc. ("ABI"). ABI has sued the Company, certain of its officers and directors and Parent in Delaware to enjoin the Offer and the Merger (see Exhibit 44) and has made an offer, after announcement of the Offer and the Merger, of at least $33 per Share in cash, which offer the Company is evaluating (see Exhibit 45). Prior to the March 12, 1998 Board meeting, ABI had proposed a $32-34 per Share cash offer, subject to its board's approval, due diligence and documentation, as well as its ability to obtain financing. In addition, ABI's lawyer had stated in a letter dated February 25, 1998 that ABI would pay at least $0.25 per Share more than any other bona fide proposal, subject to its board's approval and documentation. However, on March 12, 1998, prior to the Board meeting, Lehman Brothers was told by ABI's financial advisor that it was sending a letter to the effect that it has become aware of several items during its due diligence which it and ABI believed had a negative impact on the Company's value (such letter was received after the Board meeting). In addition, such advisor told Lehman Brothers that no time frame had been established for securing ABI's financing.

The Board discussed the status of all of such indications of interest at its March 12, 1998 Board
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meeting and decided to recommend Parent's proposal and cause the Company to enter into the Merger Agreement because the Board believed that the Offer and the Merger provided a higher cash price and greater certainty for the Company's stockholders than any of the other indications of interest.

Metromail Corporation (www.metromail.com) is a leading provider of direct marketing, database marketing and reference products and services in the United States and United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing 95 percent of U.S. households, as well as providing database marketing software and related services. Sales for the year ended December 31, 1997 increased almost 17 percent over the prior year to approximately $328 million. The company has 3,200 employees and is headquartered in Lombard, Illinois.